================================================================================

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

================================================================================


                                   FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


  [X]                ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999
                                       OR
                  TRANSITION REPORT PURSUANT TO SECTION 15(d)
  [ ]                OF THE SECURITIES EXCHANGE ACT OF 1934
            FOR THE TRANSITION PERIOD FROM __________ TO __________

                         COMMISSION FILE NUMBER 1-13086


================================================================================

              WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

================================================================================

                        Weatherford International, Inc.
                             515 Post Oak Boulevard
                                   Suite 600
                               Houston, TX 77027

              WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

                         INDEX TO FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES

                                                                           Page
                                                                           ----
Report of Independent Public Accountants                                    2

Financial Statements-
   Statements of Net Assets Available for Plan Benefits as of
     December 31, 1999 and 1998                                             3

   Statement of Changes in Net Assets Available for Plan Benefits
     for the Year Ended December 31, 1999                                   4

Notes to Financial Statements as of December 31, 1999 and 1998              5

Supplemental Schedules-
   Schedule I--Schedule of Assets Held
     for Investment Purposes as of December 31, 1999                       10

   Schedule II--Schedule of Nonexempt Transactions
     for the Year Ended December 31, 1999                                  11

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
Weatherford International, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Weatherford International, Inc. 401(k) Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and supplemental schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 1999 and 1998, and the changes in net assets available for Plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999, included as Schedule I, and nonexempt transactions for the year ended December 31, 1999, included as
Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP


Houston, Texas
June 14, 2000

              WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 1999 AND 1998

                                                                         1999            1998
                                                                    -------------    -------------
ASSETS:
  Investments, at fair value-
    Collective trusts-
      Merrill Lynch Equity Index Trust                              $  21,013,926    $  11,009,127
      Merrill Lynch Retirement Preservation Trust                      28,175,373       19,886,319
      Stock Index Fund                                                         --        9,841,625
      Other                                                             1,755,635       19,197,965
                                                                    -------------    -------------

                             Total collective trusts                   50,944,934       59,935,036

    Mutual funds-
      Davis New York Venture Fund, Inc.                                23,615,542       18,248,691
      Merrill Lynch Capital Fund Class A                               18,706,883       14,584,851
      Other mutual funds                                               25,562,931        8,917,554
                                                                    -------------    -------------

                             Total mutual funds                        67,885,356       41,751,096


    Weatherford International, Inc., common stock                      21,342,751       12,372,165
    Pooled separate accounts                                                   --        1,015,215
    Money market accounts                                                 614,446               --
    Cash, interest bearing                                                307,201           35,602
    Participant loans receivable                                        7,074,060        6,650,420
                                                                    -------------    -------------
                             Total investments                        148,168,748      121,759,534

  Receivables-
    Participants' contributions                                         1,024,741          863,419
    Company's contribution                                                  4,169          359,674
    Loan interest                                                          50,257               --
    Due from broker                                                       160,509               --
    Accrued income receivable                                              34,239           23,500
                                                                    -------------    -------------

                             Total receivables                          1,273,915        1,246,593
                                                                    -------------    -------------

                             Total assets                             149,442,663      123,006,127
                                                                    -------------    -------------
LIABILITIES:
  Excess contribution refunds payable                                     616,413          177,343
                                                                    -------------    -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                              $ 148,826,250    $ 122,828,784
                                                                    =============    =============

   The accompanying notes are an integral part of these financial statements.

              WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

ADDITIONS:
   Investment income-
     Net appreciation in fair value of investments-
       Collective trusts                                              $   4,311,609
       Mutual funds                                                       6,513,199
       Common stock                                                      12,504,494
                                                                      -------------
                                                                         23,329,302
     Interest and dividend income                                         6,272,647
                                                                      -------------
                                                                         29,601,949
   Contributions-
     Participants'                                                       12,866,691
     Company's                                                            2,479,347
     Rollovers                                                            3,815,326
                                                                      -------------
                                                                         19,161,364
   Transfer from other plans (Note 5)                                    16,011,787
                                                                      -------------
                                  Total additions                        64,775,100
                                                                      -------------

DEDUCTIONS:
   Benefits paid to participants and beneficiaries                       15,533,366
   Excess contribution refunds                                              616,413
   Transfer to other plans (Note 6)                                      22,597,534
   Administrative expenses                                                   30,321
                                                                      -------------

                                 Total deductions                        38,777,634
                                                                      -------------

NET INCREASE                                                             25,997,466

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year               122,828,784
                                                                      -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                   $ 148,826,250
                                                                      =============

    The accompanying notes are an integral part of this financial statement.

              WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

1.  DESCRIPTION OF THE PLAN:

The following description of the Weatherford International, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established by the Board of Directors of Weatherford International, Inc. (Weatherford or the Company).

The Company's Board of Directors appointed a committee (the Administrative Committee) to administer the Plan. At December 31, 1998, Massachusetts Fidelity Trust Company, Merrill Lynch Trust Company (Merrill Lynch), Kemper Service Company, Nationwide Life Insurance Company and General American Life Insurance Company were the asset custodians of the Plan's assets. Effective December 31, 1998, Merrill Lynch was named the sole asset custodian and trustee of the Plan. During 1999, Plan assets were liquidated and participant account balances were transferred to Merrill Lynch and invested in similar investment funds offered by Merrill Lynch, as determined by the Administrative Committee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility

All employees other than employees who are subject to collective bargaining agreements, employees who are nonresident aliens and receive no U.S.-source income from the Company and employees who are members of other retirement plans sponsored by the Company or one of its subsidiaries outside the United States are eligible to participate in the Plan on their dates of hire but are not eligible to participate for purposes of the Company's matching or discretionary contributions until the employee has completed one year of continuous service.

Contributions

An eligible employee may elect to contribute, by payroll deductions, 1 percent to 16 percent of his base earnings to the Plan on a pretax basis subject to certain limitations. An employee may also elect to contribute up to 16 percent of base after-tax earnings subject to certain limitations. The combination of employee contributions cannot exceed 16 percent of base earnings. In addition, participants may contribute amounts representing distributions from other qualified plans.

The Company shall make matching contributions of $.50 per every $1.00 of participant pretax contributions, up to a maximum of 3 percent of the participant's compensation, as defined in the Plan. The Company, solely at the discretion of the Board of Directors, may make additional discretionary contributions. There were no discretionary contributions made for the year ended December 31, 1999.

Participant Accounts

Each participant's account is credited with the participant's and the Company's matching contributions, an allocation of the Company's discretionary contribution, if applicable, and Plan earnings thereon. Earnings are allocated by fund based on the ratio of the participant's account invested in a particular fund to all participants' investments in that fund.

Participant Loans

Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one half of the present value of the participant's vested account balance. Loan maturity dates range from one year to five years except when the loan is used to purchase a participant's principal residence. The loans are fully secured by a pledge of the participant's vested account balance and bear interest at the prime rate as reported in the Wall Street Journal or at a rate determined by the Administrative Committee.

Vesting

Participants are immediately vested in their elective deferral account and actual earnings thereon. Prior to December 31, 1999, vesting in the Company's matching and discretionary contribution portion of their accounts, plus actual earnings thereon, was based on years of continuous service. The vesting schedule was as follows:

                   Years of
               Credited Service              Percent Vested
               ----------------              --------------
               Less than 1                           0%
               1 but less than 2                    20
               2 but less than 3                    40
               3 but less than 4                    60
               4 but less than 5                    80
               5 or more                           100


Effective December 31, 1999, the Plan was amended to provide 100 percent vesting on the participant's Company match and discretionary contribution accounts.

Forfeitures

Forfeitures of nonvested balances of terminated employees are available to offset future Company contributions. Forfeitures available to reduce future Company contributions at December 31, 1999 and 1998, were $130,477 and $470,453, respectively.

Expenses of the Plan

During 1999, administrative fees incurred by the Plan were paid by the Company, except for participant loan fees which were paid from the account of the participant requesting the loan.

Withdrawals and Terminations

A participant may withdraw the value of his after-tax contributions to the Plan at any time and for any reason during the year, with a minimum withdrawal of $500. The participant's pretax contributions and Company contributions will be available to a participant who has attained age 59-1/2 or in the event of severe and immediate financial hardship. Withdrawals based on financial hardship result in a suspension of employee contributions for 12 months.

In the event of normal retirement, total and permanent disability or death while actively employed, the full value of the participant's account balance, including nonvested interests in such accounts, will be distributed to the participant or his beneficiaries. Upon termination of employment, the participant's pretax and Company contributions will be available for withdrawal. If the participant's account balance is less than $5,000, the participant is paid a lump-sum payment as soon as practicable after his termination date. Written consent from the participant or beneficiary is required if the vested balance is greater than $5,000.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are prepared and presented in accordance with the accrual method of accounting. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Administrative Committee to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Valuation of Investments

The fair value of the investments in the collective trusts and pooled separate accounts is based on the market value of their underlying assets, as determined by the investment issuer. Investments in mutual funds and common stock are reported at fair market value based on quoted market prices. Participant loans receivable are stated at cost, which approximates fair value. Investment income is recorded when earned.

The Merrill Lynch Retirement Preservation Trust is a collective trust fund investing primarily in guaranteed investment contracts (GICs), synthetic GICs and U.S. Government securities. The GICs are fully benefit-responsive and are recorded at contract value, which approximates fair value. Contract value is determined based on contributions made under the contract plus interest earned at the contract's rate less funds used to pay investment fees and withdrawals. The effective yield of the collective trust fund was 6.43 percent for the year ended December 31, 1999.

The Consulting Group Capital Markets Funds Stable Value Investments Fund, a collective trust which is fully benefit-responsive, is valued at contract value, which approximates fair value. The fund invests primarily in annuity contracts issued by various life insurance companies. The effective yield for the collective trust was 6.0 percent for the year ended December 31, 1999.

Adoption of Statement of Position 99-3

The Accounting Standards Executive Committee issued American Institute of Certified Public Accountants Statement of Position (SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. During 1999, the Plan adopted SOP 99-3 and, as such, the 1998 financial statements have been reclassified to eliminate the participant-directed fund investment program disclosures.

3. RISKS AND UNCERTAINTIES:

The Plan provides for various investments in collective trusts, mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

4. TAX STATUS:

The Plan obtained its latest determination letter on April 19, 2000, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code). The Plan has been amended since receiving the determination letter. The Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Administrative Committee believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1999 and 1998.

5. TRANSFERS FROM OTHER PLANS:

On December 31, 1999, account balances of employees of Dailey International Inc. and Williams Tool Company, Inc., subsidiaries of Weatherford, who had previously participated in the Dailey Retirement Plan and the Williams Tool Company, Inc. 401(k) Profit Sharing Plan, respectively, were merged into the Plan. In conjunction with the mergers, the Plan received approximately $10,877,000 from the merged plans. The asset custodians of the merged plans continued to hold the investments of the merged plans at December 31, 1999. Subsequent to December 31, 1999, the assets of the merged plans were liquidated and invested in similar investment funds offered by the Plan as directed by the Administrative Committee.

On November 1, 1999, account balances of certain prior employees of Clearwater, Inc., who are currently employed by Weatherford, were transferred into the Plan and invested as directed by the employees. In conjunction with the transfer, the Plan received approximately $256,000 from the Clearwater, Inc. 401(k) Retirement Plan.

On October 1, 1999, the account balances of certain prior employees of National-Oilwell, LP, who are currently employed by Weatherford, were transferred to the Plan and invested in similar investment funds offered by the Plan as directed by the Administrative Committee. In conjunction with the transfer, the Plan received approximately $950,000 from the National-Oilwell Retirement and Thrift Plan.

On October 1, 1999, account balances of employees of Weatherford Global Compression Services, LP, a subsidiary of the Company, who previously participated in the Global Compression Services, Inc. 401(k) Savings Plan, were liquidated and merged into the Plan and invested in similar investment funds offered by the Plan as directed by the Administrative Committee. In conjunction with the merger, the Plan received approximately $3,740,000 from the Global Compression Services, Inc. 401(k) Savings Plan.

In January 1999, account balances of certain prior employees of Precision Radius, Inc., who are currently employed by Weatherford, were transferred to the Plan and invested in similar investment funds offered by the Plan as directed by the Administrative Committee. In conjunction with the transfer, the Plan received approximately $189,000 from the Precision Radius, Inc. 401(k) Plan.

6. TRANSFERS TO OTHER PLANS:

On November 1, 1999, account balances of employees of Grant Prideco, Inc., a subsidiary of Weatherford prior to its spin-off from Weatherford on April 14, 2000, were transferred to the Grant Prideco, Inc. 401(k) Savings Plan (the Grant Prideco Plan). The Plan transferred approximately $22,353,000 of assets in-kind to the Grant Prideco Plan.

On September 1, 1999, the account balances of certain employees of CRC Evans International, Inc., who formerly were employees of Weatherford and participated in the Plan, were transferred to the CRC Holdings Corporation 401(k) Retirement Savings Plan (the CRC Plan). In conjunction with the transfer, the Plan liquidated and transferred approximately $244,000 to the CRC Plan.

7. NONEXEMPT TRANSACTIONS:

As reported on Schedule II, certain Plan contributions were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company.

8. RELATED-PARTY TRANSACTIONS:

Certain Plan investments are managed by Merrill Lynch. Merrill Lynch is the trustee and asset custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

                                                                     SCHEDULE I

              WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1999

                                                                                               Principal
                                                                                               Amount or
                                                                                                Number
                                                                                               of Units/                 Current
           Identity of Issue                          Description of Investment                  Shares      Cost        Value
---------------------------------------     ----------------------------------------------    -----------    ----   ----------------
COLLECTIVE TRUSTS:
   Smith Barney Corporate Trust Company     Consulting Group Capital Markets Funds
                                              Stable Value Investments                            155,918     (a)    $     1,755,635
   The Merrill Lynch Trust Companies*       Merrill Lynch Equity Index Trust                      207,647     (a)         21,013,926
   The Merrill Lynch Trust Companies*       Merrill Lynch Retirement Preservation Trust        28,175,373     (a)         28,175,373
                                                                                                                     ---------------
                                                             Total collective trusts                                      50,944,934
                                                                                                                     ---------------
MUTUAL FUNDS:
   Davis Venture Group                      Davis New York Venture Fund, Inc.                     821,125     (a)         23,615,542
   Hotchkis & Wiley Funds                   Hotchkis & Wiley International Fund                    77,279     (a)          2,040,150
   Phoenix Investment Partners              Phoenix - Engemann Small Mid Cap
                                              Growth Fund                                         129,956     (a)          5,776,534
   Putnam Investments                       Asset Allocation Fund                                  13,759     (a)            206,799
   Putnam Investments                       Capital Appreciation Fund                               1,082     (a)             28,024
   Putnam Investments                       Putnam Equity I Fund                                    4,152     (a)             57,542
   Putnam Investments                       Putnam Growth A Fund                                    1,866     (a)             34,765
   Putnam Investments                       Putnam Income Fund                                      3,997     (a)             25,261
   Putnam Investments                       Putnam Investor Fund                                   38,411     (a)            719,445
   Putnam Investments                       Putnam New Opportunities Fund                           3,159     (a)            279,123
   Putnam Investments                       Putnam Vista Fund                                      14,515     (a)            245,019
   Smith Barney Corporate Trust Company     Consulting Group Capital Markets Funds
                                              International Equity Investments                     73,722     (a)          1,089,609
   Smith Barney Corporate Trust Company     Consulting Group Capital Markets Funds
                                             Large Cap Growth Investments                          89,283     (a)          2,401,713
  Smith Barney Corporate Trust Company      Consulting Group Capital Markets Funds
                                              Large Cap Value Equity                              135,661     (a)          1,591,302
   Smith Barney Corporate Trust Company     Consulting Group Capital Markets Funds
                                              Long Term Bonds                                      43,173     (a)            319,047
   Smith Barney Corporate Trust Company     Consulting Group Capital Markets Funds
                                              Small Cap Growth Investments                         83,898     (a)          1,895,255
   The Merrill Lynch Trust Companies*       Merrill Lynch Capital Fund Class A                    583,314     (a)         18,706,883
   The Merrill Lynch Trust Companies*       Merrill Lynch Corporate Bond Fund Class A             322,278     (a)          3,435,484
   The Merrill Lynch Trust Companies*       Merrill Lynch Global Allocation Fund Class A          386,438     (a)          5,417,859
                                                                                                                     ---------------
                                                             Total mutual funds                                           67,885,356
                                                                                                                     ---------------
COMMON STOCKS:
   Weatherford International, Inc.*         Common stock of Weatherford International, Inc.       534,442     (a)         21,342,751
                                                                                                                     ---------------
                                                             Total common stocks                                          21,342,751
                                                                                                                     ---------------
MONEY MARKETS:
   Smith Barney Corporate Trust Company     Reserve Deposit Account VI                            135,131     (a)            135,131
   The Merrill Lynch Trust Companies*       Merrill Lynch Government Reserve Fund                 479,315     (a)            479,315
                                                                                                                     ---------------
                                                             Total money markets                                             614,446
                                                                                                                     ---------------
   The Merrill Lynch Trust Companies*       Cash, interest bearing                            $   307,201     (a)            307,201
                                                                                                                     ---------------
   The Plan*                                Participant loans, interest rates ranging
                                              from 7% to 10.75% per annum                     $ 7,074,060     (a)          7,074,060
                                                                                                                     ---------------
                                                             Total assets held for
                                                               investment purposes                                   $   148,168,748
                                                                                                                     ===============


 *  Party in interest.
(a) Cost omitted for participant-directed investments.

                                                                    SCHEDULE II

              WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

                       SCHEDULE OF NONEXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                      Description of Transactions, Including                           Interest
                                         Maturity Date, Rate of Interest,                   Amount     Incurred
  Identity of Party Involved           Collateral and Par or Maturity Value                 Loaned      On Loan
------------------------------    ---------------------------------------------------     ----------   ---------
Weatherford International, Inc.     Lending of monies from the Weatherford
                                      International, Inc. 401(k) Savings Plan to the
                                      Company - October and November 1998
                                      employee contributions remitted April 19, 1999      $   87,699   $  12,790(a)

Weatherford International, Inc.     Lending of monies from Weatherford International,
                                      Inc. 401(k) Savings Plan to the Company -
                                      May 1999, employee contributions remitted
                                      July 7, 1999                                             2,547         238(b)

(a) The related earnings were paid to the Plan on May 12, 1999.
(b) The related earnings were paid to the Plan subsequent to December 31, 1999.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


              WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN


 June 26, 2000                      By: /s/ Jon R. Nicholson
--------------------------              ----------------------------------------
 Date                                   Jon R. Nicholson
                                        Senior Vice President, Human Resources,
                                        For Weatherford International, Inc., and
                                        Administrative Committee Member

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER          DESCRIPTION
-------         -----------
10.1            Weatherford International, Inc. 401(k) Savings Plan
                (incorporated by reference to Exhibit 4.16 to the Company's
                Registration Statement on Form S-8 (Reg. No. 333-36598))

23.1            Consent of Independent Public Accountants